EXHIBIT 11

NORTH PITTSBURGH SYSTEMS, INC. AND SUBSIDIARIES

Statement of Computation of Earnings per Share

(Amounts in Thousands – Except Per Share Data)

	For the Three Months Ended March 31
	2004	2003
Net income	$4,397	$3,478

Weighted average common shares outstanding	15,005	15,005

Basic and diluted earnings per share	$.29	$.23